UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Park Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

700517105

(CUSIP Number)

Wang Chenghua

HNA Tourism Group Co., Ltd.

HNA Building

No. 7 Guoxing Road

Haikou, 570203

People’s Republic of China

+86 898 6673 9983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles Ching

Weil, Gotshal & Manges LLP

30/F Tower 2, Jing An Kerry Centre

1539 Nanjing Road (W)

Shanghai, PR China, 200040

+86 21 6016 6308

March 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism (HK) Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco III Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0%
14.	Type of reporting person (see instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Park Hotels & Resorts Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1600 Tysons Boulevard, Suite 1000, McLean, Virginia 22102.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c) and (f) This Statement is filed by (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Tourism Group Co., Ltd. (“HNA Tourism”), (iii) HNA Tourism (HK) Group Co., Ltd. (“HNA Tourism HK”), (iv) HNA HLT Holdco III Limited (“SPV III”), (v) HNA HLT Holdco II LLC (“SPV II”), and (vi) HNA HLT Holdco I LLC (“SPV I”, and together with SPV III and SPV II, the “SPVs”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

HNA Group is a People’s Republic of China (“PRC”) company. HNA Group is a conglomerate holding investments in airlines, hotels, shipping, logistics, banking and leasing companies. HNA Group is majority-owned by Hainan Traffic Administration Holding Co., Ltd., a PRC company (“Hainan Traffic”). Hainan Traffic is 50% owned by Sheng Tang Development (Yangpu) Co., Ltd., a PRC company (“Sheng Tang”). Sheng Tang is majority-owned by Hainan Province Cihang Foundation, a PRC non-profit organization (“Cihang”). None of Hainan Traffic, Sheng Tang or Cihang exercises control over HNA Group or has any voting or dispositive power with respect to any shares of Common Stock.

HNA Tourism is a PRC company and a wholly-owned subsidiary of HNA Group. HNA Tourism is principally involved in the business of providing consumers with integrated services in transportation, hospitality, travel, catering, shopping and entertainment.

HNA Tourism HK is a Hong Kong company and wholly-owned subsidiary of HNA Tourism. HNA Tourism HK is principally involved in the business of making investments in the tourism industry.

SPV III is a Hong Kong company and a wholly-owned subsidiary of HNA Tourism HK. SPV II is a Delaware limited liability company and 100% of its voting interests are controlled by SPV III. SPV I is a Delaware limited liability company and a wholly-owned subsidiary of SPV II. The SPVs were formed in connection with the Transaction (as defined below) and have not conducted any unrelated activities since their formation.

The principal business address of each Reporting Person is HNA Building, No. 7 Guoxing Road, Haikou, 570203, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule A attached hereto, and Schedule A is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate amount of funds used by SPV I to purchase the 53,651,453 shares of Common Stock (including 4,151,453 shares of Common Stock distributed to the Blackstone Entities (as defined below) in the Purging Distribution (as defined below)) reported herein was $1,364,982,351.45. The source of funds used in connection with the purchase of these shares of Common Stock was funds of HNA Tourism and its affiliates available for investment and, as more fully described in Item 6 below, proceeds from a margin loan facility pursuant to the Margin Loan Documentation (as defined below).

The information set forth in Item 6 of this Statement is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the transactions described in this Statement is for the Reporting Persons to acquire a strategic minority interest in the Issuer. The Reporting Persons intend to routinely review their investment in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the Stockholders Agreement (as defined below), the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block trades or otherwise. Subject to the Stockholders Agreement, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

As more fully described in Item 6 below, HNA Tourism has the right (but not the obligation) to designate two directors of the Issuer pursuant to the Stockholders Agreement, only one of which may be affiliated with HNA Tourism (but not its hospitality business) and the other of which must meet the independence standards of the New York Stock Exchange with respect to the Issuer and not have been, for two years, an employee, director or officer of, or consultant to, HNA Tourism or any of its affiliate. HNA Tourism intends to exercise this right and designate two directors to the Board. Following such designation, HNA Tourism’s designees to the Board, may, in such capacity, have influence over corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the Stockholders Agreement, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information set forth in Item 6 of this Statement is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference. As of the date hereof, SPV I was the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 53,651,453 shares of Common Stock, representing approximately 25.0% of the outstanding shares of Common Stock (such percentage being based on 214,238,197 shares of Common Stock outstanding as of March 21, 2017).

(c) As more fully described in Item 6 below, on March 15, 2017, SPV I purchased an aggregate of 53,651,453 shares of Common Stock from the Blackstone Entities (as defined below) (including 4,151,453 shares of Common Stock distributed to the Blackstone Entities in the Purging Distribution (as defined below)) for an aggregate price of $1,364,982,351.45 (approximately $25.45 per share), pursuant to the terms of the Stock Purchase Agreement (as defined below).

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Transaction

On October 24, 2016, HNA Tourism and certain entities affiliated with The Blackstone Group L.P. (the “Blackstone Entities”) entered into a stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which HNA Tourism agreed to acquire 247,500,000 shares of the common stock of Hilton Worldwide Holdings Inc. (“Hilton”), representing approximately 25% of the shares of Hilton common stock then outstanding (the “Transaction”). Under the terms of the Stock Purchase Agreement, HNA Tourism agreed to pay $26.25 per share of Hilton common stock or an aggregate amount in cash of $6,496,875,000. The Stock Purchase Agreement provided that the Transaction would include shares of Common Stock and shares of the common stock of Hilton Grand Vacations Inc. (“HGV”) if Hilton made a pro rata distribution of Common Stock and HGV common stock to Hilton’s stockholders (the “Spin-offs”) prior to the closing of the Transaction (the “Closing”). The Stock Purchase Agreement further provided that if the Transaction closed on or after the record date of a dividend distribution effected by the Issuer to its stockholders for the purposes of distributing the Issuer’s accumulated earnings and profits attributable to its taxable years prior to becoming a real estate investment trust for U.S. federal income tax purposes (the “Purging Distribution”), then (i) the Transaction would include additional shares of Common Stock paid by the Issuer to its stockholders in the Purging Distribution with a value equal to 80% of the value of the Purging Distribution in respect of the Common Stock included in the Transaction as a result of the Spin-offs and (ii) the cash consideration paid by HNA Tourism in the Transaction would be reduced by 20% of the value of the Purging Distribution in respect of the Common Stock included in the Transaction (the “Purged Cash”).

On January 3, 2017, Hilton consummated the Spin-offs, pursuant to which each of Hilton’s stockholders received (i) one share of HGV common stock for every ten shares of Hilton common stock it held and (ii) one share of Common Stock for every five shares of Hilton common stock it held. On January 4, 2017, the Issuer announced that the record date for the Purging Distribution would be January 19, 2017.

On March 7, 2017, HNA Tourism assigned its rights under the Stock Purchase Agreement to purchase shares of Hilton common stock, HGV common stock and Common Stock to SPV I.

The Transaction closed on March 15, 2017. The aggregate purchase price of $6,496,875,000 under the Stock Purchase Agreement was reduced by $27,621,000 in Purged Cash and, after giving effect to the Spin-offs, the 1-for-3 reverse stock split of the Hilton common stock that was effective on January 3, 2017 and the Purging Distribution, the aggregate consideration paid to the Blackstone Entities by SPV I at the Closing was $6,469,254,000, consisting of (i) $4,502,285,082.75 for 82,500,000 shares of Hilton common stock, (ii) $601,986,565.80 for 24,750,000 shares of HGV common stock, and (iii) $1,364,982,351.45 for 53,651,453 shares of Common Stock (including 4,151,453 shares of Common Stock distributed to the Blackstone Entities in the Purging Distribution). The aggregate consideration paid to the Blackstone Entities included $500 million of cash which had been deposited by HNA Tourism into an escrow account concurrently with the signing of the Stock Purchase Agreement and was released to the Blackstone Entities at the Closing.

Stockholders Agreement

In connection with the Transaction, HNA Tourism (and HNA Group for purposes of the standstill provision only) entered into a stockholders agreement with the Issuer (the “Stockholders Agreement”) that became effective upon the Closing on March 15, 2017. In connection with the Closing, SPV I executed a joinder on March 15, 2017 and became a party to the Stockholders Agreement. The Stockholders Agreement will terminate when HNA Tourism and/or its affiliates that own Common Stock (collectively, the “HNA Parties”), in the aggregate, hold less than 5% of the Common Stock.

Directors. Pursuant to the Stockholders Agreement, for so long as the HNA Parties hold at least 15% of the Common Stock, HNA Tourism will have the right (but not the obligation) to designate two directors of the Issuer, only one of which may be affiliated with HNA Tourism (but not its hospitality business) and the other of which must meet the independence standards of the New York Stock Exchange with respect to the Issuer and not have been, for two years, an employee, director or officer of, or consultant to, HNA Group, HNA Tourism or any of their controlled affiliates. Each of HNA Tourism’s director designees must be reasonably satisfactory to the Issuer’s Nominating and Corporate Governance Committee. In addition, so long as the HNA Parties own at least 20% of the Common Stock, HNA Tourism will have the right (but not the obligation) to designate an additional independent director to fill each third additional director seat above 11 directors of the Issuer; for example, if the Issuer were to increase the size of the Board in the future from 11 to 14, the HNA Parties would have the right to designate an independent director as the 14th member of the Board. HNA Tourism’s right to designate directors declines to one director when the HNA Parties’ ownership falls below 15% of the Common Stock and such right terminates when the HNA Parties’ ownership falls below 5% of the Common Stock, subject to certain exceptions. Each of HNA Tourism’s independent designee will be entitled to serve on at least one standing committee of the Board, as determined by the Board’s Nominating and Corporate Governance Committee.

Voting Requirements. The Stockholders Agreement generally requires the HNA Parties to vote all of their shares in excess of 15% of the total outstanding Common Stock in the same proportion as the shares of Common Stock owned by other stockholders are voted on all matters, except as follows: (i) in uncontested elections of directors, the HNA Parties are required to vote all of their shares either in favor of the Board’s nominees or all of their shares in the same proportion as the shares owned by other stockholders are voted; (ii) in contested elections of directors, the HNA Parties are required to vote all of their shares in the same proportion as the shares owned by other stockholders are voted; (iii) for two years after the Closing, in third party acquisitions of Issuer where both (A) Common Stock is exchanged for or converted into the right to receive solely cash or a mixture of cash and stock of a person other than an affiliate of HNA Tourism, of which the value of the cash portion of the aggregate consideration is sixty percent (60%) or more of the aggregate consideration and (B) the consideration is less than or equal to the per share price paid by HNA Tourism and/or its affiliates as consideration for the Common Stock pursuant to the terms of the Transaction, the HNA Parties may vote all of their shares as they choose; (iv) for any acquisition of the Issuer other than an acquisition described in (iii) above or an acquisition by HNA Tourism or one of its affiliates, the HNA Parties will vote all of their shares in excess of 15% of the total outstanding Common Stock in proportion to the manner in which other stockholders vote their shares; and (v) in the case of any amendment of the Issuer’s certificate of incorporation or bylaws which adversely affects the HNA Parties disproportionally as compared to other stockholders, an issuance of shares representing more than 20% of the Common Stock (other than for an acquisition) at a below-market price, or an acquisition of the Issuer by HNA Group, HNA Tourism or their controlled affiliates, the HNA Parties may vote all of their shares as they choose. In a third party tender offer, the HNA Parties will be required to tender their shares in excess of 15% of the total outstanding Common Stock in the same proportion as shares held by other stockholders are tendered.

Transfer Restrictions. The Stockholders Agreement does not generally restrict transfers of shares of Common Stock by the HNA Parties, except that if any HNA Party transfers any of its shares to an affiliate of HNA Tourism, such affiliate must agree to be bound by the terms of the Stockholders Agreement.

Right of First Refusal. If the Issuer proposes to issue new equity securities in an offering that is not an underwritten public offering or an offering pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), HNA Tourism will have a right of first refusal to purchase a pro-rata portion of such issuance, based on the HNA Parties’ ownership percentage of the outstanding Common Stock (but not more than 25% of such issuance), at the same price and on the same terms and conditions as such issuance.

Standstill. The Stockholders Agreement requires that HNA Group, the HNA Parties and their affiliates not: (i) acquire, offer or agree to acquire, any beneficial interest in the Issuer; (ii) make any public announcement or public offer with respect to any merger, business combination or other similar transaction involving the Issuer (except when the Board recommends or approves such transaction); (iii) make or in any way participate in any “solicitation” of “proxies” to vote or seek to influence voting of securities of the Issuer in a manner inconsistent with the Board’s recommendation; (iv) seek election to the Board other than the HNA Parties’ designees or removal of any member of the Board or otherwise act, alone or in concert with others, to control or influence the Issuer; (v) call a meeting of the stockholders of the Issuer; (vi) participate in a “group” regarding equity securities of the Issuer (other than a “group” consisting solely of HNA Parties); (vii) act, alone or in concert with others, to seek to control or influence the management or policies of the Issuer; (viii) knowingly assist or encourage, or enter into any discussions or agreements with any third party, in connection with any of the foregoing activities; (ix) publicly disclose any intention, plan or arrangement inconsistent with any of the foregoing activities; (x) provide any financing for a purchase of equity securities or assets of the Issuer, subject to certain exceptions; (xi) take any actions that the HNA Parties know or would reasonably be expected to know would require the Issuer to make a public announcement regarding the possibility of an acquisition; or (xii) contest the validity of the foregoing standstill restrictions or participate in a judicial proceeding seeking to amend or terminate the foregoing standstill restrictions. The HNA Parties are not prohibited from: (i) transferring Common Stock to controlled affiliate of HNA Group or HNA Tourism; (ii) purchasing Common Stock pursuant to the right of first refusal over their pro-rata portion of newly issued equity securities of the Issuer described above; (iii) engaging in private discussions with or submitting to the Board a non-public, confidential acquisition proposal; or (iv) after a public announcement of a definitive agreement for the acquisition of the Issuer by a third party, making a publicly announced alternative acquisition proposal for all of the outstanding shares of the Issuer, which, if a tender or exchange offer, must be on the same terms for all such shares and include a non-waivable condition that a majority of the shares held by the other stockholders are tendered into such offer, or taking any other action in connection with evaluating, making or effecting an alternative acquisition proposal. To the extent the HNA Parties’ ownership percentage falls below 25% of the total outstanding Common Stock (or a lower percentage that results from sales of shares by the HNA Parties) as a result of issuances by the Issuer, the HNA Parties may purchase Common Stock in the open market so as to maintain their ownership percentage at 25% (or such lower percentage that results from sales of shares by the HNA Parties).

Registration Rights Agreement

In connection with the Transaction, HNA Tourism entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) that became effective upon the Closing on March 15, 2017. The Registration Rights Agreement provides that, beginning two years after the closing of the Transaction (or earlier if the Issuer waives the standstill under the Stockholders Agreement), the HNA Parties will have customary (i) “demand” registration rights and (ii) “piggyback” registration rights (other than in the case of an underwritten secondary offering initiated by a Blackstone Entity). The Registration Rights Agreement requires the Issuer to pay certain expenses relating to such registrations and indemnify the registration rights holder against certain liabilities under the Securities Act.

Waiver Letter Agreement

HNA Tourism has entered into an agreement with the Issuer and Hilton, pursuant to which the Issuer granted HNA Tourism and its affiliates (each, an “HNA Exempted Holder” and collectively, the “HNA Exempted Holders”) a limited exemption from the common stock ownership limit permitting the HNA Exempted Holders to own 25.006% of the outstanding Common Stock, subject to adjustment as a result of the Purging Distribution to the extent that there is a resulting percentage increase in the number of shares of Common Stock owned as a result thereof. In addition, the Issuer agreed to grant a limited exemption from the common stock ownership limit to the Lenders (as defined below) under the Margin Loan Facility (as defined below), at the time the Lenders foreclose on any of their collateral that will permit such Lenders to own Common Stock that was foreclosed upon, provided that such Lender provide to the Issuer, at the time of such foreclosure, such representations, warranties and covenants to ensure that the limited exemption provided to such Lenders satisfies the requirements of the Issuer’s amended and restated certificate of incorporation, including the requirement that the exemption not result in the Issuer failing to qualify as a real estate investment trust, as determined by the Board in its good faith discretion.

Margin Loan Facility

HNA HLT Holdco IV LLC, a Delaware limited liability company and an affiliate of HNA Tourism (the “Borrower”), SPV I (the “Pledgor”) and SPV II have entered into a Margin Loan Agreement dated as of March 7, 2017 (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., London Branch, as administrative agent and calculation agent (the “Administrative Agent”). In connection with the Loan Agreement, (i) the Borrower and the Pledgor have entered into a Pledge and Security Agreement dated as of March 7, 2017, with the Administrative Agent and the Lenders party thereto (the “Pledge and Security Agreements”); (ii) the Borrower has entered into a Funding Account Pledge and Security Agreement (the “Funding Account Pledge and Security Agreement”) dated as of March 7, 2017, with JPMorgan Chase Bank, N.A., London Branch, as collateral agent (the “Collateral Agent”); (iii) the Pledgor has entered into an agreement in respect of the collateral assignment of certain rights under the Stock Purchase Agreement dated as of March 13, 2017, with the Administrative Agent (the “Collateral Assignment Agreement”); (iv) the Borrower and the Pledgor have entered into Account Control Agreements dated as of March 7, 2017 with Deutsche Bank Trust Company Americas, as intermediary (the “Intermediary”), and each Lender, respectively (together, the “Control Agreements”); (v) the Borrower has entered into a Funding Account Control Agreement dated as of March 7, 2017 with the Intermediary and the Collateral Agent (the “Funding Account Control Agreement”); (vi) the Pledgor has entered into a guarantee dated as of March 7, 2017, with the Administrative Agent and the Lenders (the “Pledgor Guarantee”); (vii) the Issuer has entered into issuer agreements dated as of March 15, 2017, with each Lender, respectively, and the Administrative Agent (together, the “Issuer Agreements”); and (viii) HNA Tourism has entered into a parent agreement dated as of March 7, 2017, with the Administrative Agent (the “Parent Agreement”, and together with the Loan Agreement, the Pledge and Security Agreements, the Funding Account Pledge and Security Agreement, the Collateral Assignment Agreement, the Control Agreements, the Funding Account Control Agreement, the Pledgor Guarantee, the Issuer Agreements, and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Margin Loan Documentation”).

As of March 15, 2017, the Borrower has borrowed an aggregate of $3,000,000,000 (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Pledge and Security Agreements, the Borrower’s obligations under the Loan Agreement are secured by a pledge of a basket of shares owned by the Borrower, initially consisting of Hilton common stock, HGV common stock and Common Stock. As of March 15, 2017, the Borrower has collectively pledged approximately (i) 82,500,000 shares of Hilton common stock, (ii) 24,750,000 shares of HGV common stock, and (iii) 53,651,453 shares of Common Stock (collectively, the “Pledged Shares”).

The loans under the Loan Agreement mature on or about March 15, 2020, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require the Borrower to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Margin Loan Documentation.

The descriptions of the Stock Purchase Agreement, Stockholders Agreement, Registration Rights Agreement and Loan Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is attached hereto as an exhibit and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement and any amendment or amendments thereto, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement, dated as of March 24, 2017, by and among the Reporting Persons (filed herewith)

Exhibit B	Stock Purchase Agreement (incorporated by reference to Exhibit 99.1 to Hilton’s Current Report on Form 8-K filed on October 24, 2016)

Exhibit C	Stockholders Agreement (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form 10 (File No. 001-37795), filed on November 14, 2016)

Exhibit D	Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form 10 (File No. 001-37795), filed on November 14, 2016)

Exhibit E	Loan Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2017

HNA Group Co., Ltd.

By:	/s/ TAN Xiangdong
Name: TAN Xiangdong
Title: Chief Executive Officer

HNA Tourism Group Co., Ltd.

By:	/s/ ZHANG Ling
Name: ZHANG Ling Title: Chairman of the Board of Directors

HNA Tourism (HK) Group Co., Ltd.

By:	/s/ GUO Yajun
Name: GUO Yajun Title: Director

HNA HLT Holdco III Limited

By:	/s/ WANG Xun
Name: WANG Xun Title: Director

HNA HLT Holdco II LLC

By:	/s/ WANG Xun
Name: WANG Xun Title: Manager

HNA HLT Holdco I LLC

By:	/s/ WANG Xun
Name: WANG Xun Title: Manager

Schedule A

1.	HNA Group Co., Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Group Co., Ltd. (“HNA Group”), are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to HNA Group. The business address of each director and executive officer is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation of Employment
Wang Jian*	Chairman of the Board of Directors
Chen Feng*	Co-Chairman of the Board of Directors
Tan Xiangdong*	Vice Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Directors of HNA Innovation Finance Group Co., Ltd. (United States citizen)
Li Xianhua*	Vice Chairman of the Board of Directors
Chen Wenli*	Vice Chairman of the Board of Directors; Chairman of the Board of Directors of HNA Aviation Group Co., Ltd.
Zhang Ling*	Chairman of the Board of Directors of HNA Tourism Group Co., Ltd.
Lu Ying*	Vice Chairman of the Board of Directors
Huang Qijun*	Chairman of the Board of Directors of HNA Holding Group Co., Ltd.
Xin Di*	Chief Executive Officer of HNA Aviation Group Co, Ltd.
Tang Liang*	Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Tong Fu*	Chairman of the Board of Directors of HNA Technology Logistics Group Co, Ltd.
Xu Zhoujin	Chief Financial Officer

2.	HNA Tourism Group Co., Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Tourism Group Co, Ltd. (“HNA Tourism”), are set forth below. Each occupation set forth opposite an individual’s name refers to HNA Tourism. The business address of each director and executive officer is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. All of the persons listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation of Employment
Zhang Ling*	Chairman of the Board of Directors
Tian Lixiong*	Vice Chairman of the Board of Directors
Hu Mingbo*	Vice Chairman of the Board of Directors
Ying Xueli*	Vice Chairman of the Board of Directors
Bai Haibo*	CEO of HNA Hospitality Group Co., Ltd.
Liu Jiangtao*	Vice Chairman of the Board of Directors
Li Tie*	Chief Executive Officer
Wang Chenghua	Chief Financial Officer

3.	HNA Tourism (HK) Group Co., Ltd.

The name, country of citizenship and current principal occupation of the sole director of HNA Tourism (HK) Group Co, Ltd. (“HNA Tourism HK”), are set forth below. HNA Tourism HK does not have any executive officers. The business address of the director is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. The director is a citizen of the People’s Republic of China.

Name	Current Principal Occupation of Employment
Guo Yajun	Chairman of the Board of Directors of HNA Innovation, Inc.

4.	HNA HLT Holdco III Limited

The name, country of citizenship and current principal occupation of the sole director of HNA HLT Holdco III Limited (“SPV III”) are set forth below. SPV III does not have any executive officers. The business address of the director is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. The director is a citizen of the People’s Republic of China.

Name	Current Principal Occupation of Employment
Wang Xun	Deputy General Manager of the Department of Finance of HNA Tourism Group Co., Ltd.

5.	HNA HLT Holdco II LLC

The name, country of citizenship and current principal occupation of each manager of HNA HLT Holdco II LLC (“SPV II”), are set forth below. SPV II does not have directors or other executive officers. If no business address is given, the manager’s business address is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China.

Name	Current Principal Occupation of Employment (address of any corporation or other organization other than SPV 2 or its affiliates)
Wang Xun	Deputy General Manager of the Department of Finance of HNA Tourism Group Co., Ltd.
Wang Chenghua	Chief Financial Officer of HNA Tourism Group Co., Ltd.
Victor A. Duva	President and Independent Director of CT Corporation Staffing, Inc., 1209, Orange Street, Wilmington, DE (United States citizen)

6.	HNA HLT Holdco I LLC

The name, country of citizenship and current principal occupation of each manager of HNA HLT Holdco I LLC (“SPV I”), are set forth below. SPV I does not have directors or other executive officers. If no business address is given, the manager’s business address is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China.

Name	Current Principal Occupation of Employment (address of any corporation or other organization other than SPV 1 or its affiliates)
Wang Xun	Deputy General Manager of the Department of Finance of HNA Tourism Group Co., Ltd.
Wang Chenghua	Chief Financial Officer of HNA Tourism Group Co., Ltd.
Victor A. Duva	President and Independent Director of CT Corporation Staffing, Inc., 1209, Orange Street, Wilmington, DE (United States citizen)